Exhibit 99.27

IsoEnergy Reopens the Underground and Initiates Comprehensive
Work Program at the Tony M Mine in Utah

-     Expands land position in the Henry Mountains by over 400%

Toronto, ON, August 7, 2024 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (TSX: ISO; OTCQX: ISENF) is pleased to provide an update on the reopening of the underground and comprehensive work program at the Tony M uranium mine in Utah (“Tony M” or the “Mine”). As announced in a press release on February 29, 2024, the Company made a strategic decision to reopen access to the underground with the goal of restarting uranium production operations in 2025. The main decline at Tony M was successfully reopened on July 26, 2024, and several initiatives are now underway in preparation for the comprehensive work program, as detailed below.

Highlights

•	Successful Reopening of the Underground – The main decline at Tony M is now reopened with initial observations of underground conditions indicating that the main decline and underground equipment shops are in good condition (Figure 1).

•	Rehabilitation in Progress – Tomcat Mining is carrying out the rehabilitation of the underground, which includes scaling, installation of ground support and ventilation systems (Figure 2). This work is expected to take 8 to 10 weeks depending on the ground conditions encountered.

•	Top Tier Consultants Engaged

o	SRK Consulting Limited, a leading international mining consulting firm, has been working with the Company on the design and implementation of the ventilation plans.

o	Call & Nicholas, Inc., an international mining consulting firm that specializes in geological engineering, geotechnical engineering, and hydrogeology, is working with the Company on the design and implementation of the ground control plans.

•	Underground and Surface Mapping Commencing Shortly – As sections of the underground are made safe for entry, it is expected that the exploration/geology team will enter the Mine and begin to map the orebody from underground. This work, which will include a LiDAR survey, which is expected to commence in 3 weeks and will take approximately 1 month to complete.

•	Upcoming Technical / Economic Study – Following completion of the rehabilitation and mapping programs, the Company intends to complete a technical and economic study, establishing production rates, operating and capital costs.

IsoEnergy CEO and Director Philip Williams stated, “The reopening of underground at Tony M is an important step in restarting production and establishing IsoEnergy as a near-term uranium producer. Long-term uranium prices have nearly doubled, from $41/lb U3O8 to $79/lb U3O8, since we acquired the Tony M, Daneros and Rim Mines in Utah, and with the exceedingly positive global outlook for nuclear power we expect that trend to continue. We believe that proven producing assets in tier one jurisdictions, like Tony M, will be highly coveted by end users making this an ideal time to pursue a restart. We have assembled a first-rate team of operators and consultants, who I would like to thank for their tireless efforts in advancing the project to this point, and we look forward to updating all our stakeholders on our progress as we move forward.”

Tony M Mine Work Program

Over the last year, the Company has been working toward reopening the Tony M underground for access. Ensuring safe operations is paramount to the Company. The Company has engaged with the San Juan County mine rescue team as part of its plans. Site communications have been re-established, electrical systems have been upgraded and refurbished where necessary, including the installation of at least one new generator that meets tier 4 emission standards. Several new fans have been installed and will continue to be installed as part of the rehabilitation, along with the refurbishment of several of the existing fans. The Company is using state of the art radon monitoring.

The main portals were opened July 26 and Tomcat Mining has begun to assess ground conditions and work its way into the underground. While the Company estimates 8-10 weeks of rehabilitation work, this will be dependent on conditions encountered.

As sections of the underground are made safe for entry, it is expected that the exploration/geology team will enter the mine and begin to map out the orebody from underground. The Company is also in the process of contracting a surveying company to complete a LiDAR survey of the complete underground at Tony M, the first time any such survey has been completed at the Mine. This will be an important tool in the future mine planning at Tony M.

Figure 1 – Underground at Tony M Mine

Figure 2 – Completion of Ventilation Fan Installation at Tony M Mine

Figure 3 – Garfield County Commissioner Jerry Taylor with IsoEnergy COO Marty Tunney underground (left) and members of the IsoEnergy Team with Garfield County representatives in front of the main portal (right) at the Tony M Mine

IsoEnergy has guaranteed access to the White Mesa Mill by way of a toll milling agreement with Energy Fuels, providing a significant advantage to the Company. The White Messa Mill is the only operational conventional uranium mill in the U.S. with licensed capacity of over 8Mlbs of U3O8 per year. The Mill is within trucking distance to Tony M.

Staking

The Flatiron area was acquired by staking 370 claims and winning bids on two Utah state leases totalling an additional 8,680 acres. This represents a 440% increase in IsoEnergy's Henry Mountain land package that is centred on the Tony M Mine.

About Tony M Mine

The Tony M Mine is located in eastern Garfield County, southeastern Utah, approximately 66 air miles (107 kilometers) west northwest of the town of Blanding and 215 miles (347 kilometers) south-southeast of Salt Lake City. The project is the site of the Tony M underground uranium mine that was developed by Plateau Resources, a subsidiary of Consumer Power Company, in the mid-1970s.

Uranium and vanadium mineralization at the Tony M mine is hosted in sandstone units of the Salt Wash Member of the Jurassic age Morrison Formation, one of the principal hosts for uranium deposits in the Colorado Plateau region of Utah and Colorado.

Tony M has the following current mineral resource estimate:

Table 1: Summary of Mineral Resources – Effective Date September 9, 2022

Classification	Tons (short tons)	Grade (% eU3O8)	Contained Metal (lbs. eU3O8)
Indicated	1,185,000	0.28	6,606,000
Inferred	404,000	0.27	2,218,000

Notes:

1.	Reported in the Technical Report on the Tony M Project, Utah, USA Report for NI 43-101, prepared for Consolidated Uranium Inc. by SLR International Corporation; Mark B. Mathisen, Qualified Person, Effective Date September 9, 2022.

2.	CIM (2014) definitions were followed for all Mineral Resource categories.

3.	Uranium Mineral Resources are estimated at a cut-off grade of 0.14% U3O8.

4.	The cut-off grade is calculated using a metal price of $65/lb U3O8.

5.	No minimum mining width was used in determining Mineral Resources.

6.	Mineral Resources are based on a tonnage factor of 15 ft3/ton (Bulk density 0.0667 ton/ft3 or 2.14 t/m3).

7.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

8.	Past production (1979-2008) has been removed from the Mineral Resource.

9.	Totals may not add due to rounding.

10.	Mineral Resources are 100% attributable to IsoEnergy and are in situ.

Qualified Person Statement

The scientific and technical information contained in this news release was reviewed and approved by Dean T. Wilton: PG, CPG, MAIG, a consultant of IsoEnergy who is a “Qualified Person” (as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects).

About IsoEnergy Ltd.

IsoEnergy Ltd. (TSXV: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., and Australia at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Philip Williams
CEO and Director
info@isoenergy.ca
1-833-572-2333
X: @IsoEnergyLtd
www.isoenergy.ca

Neither the TSX Exchange nor its Regulations Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, statements with respect to the expected condition of the main decline and underground equipment shops at Tony M; planned rehabilitation and work program, the expected timing and potential results and benefits thereof; expectations regarding the timing and completion of a LIDAR survey at Tony M; expectations regarding the preparation and timing of a plans for the potential restart of mining operations at Tony M; the Company’s ongoing business plan, sampling, exploration and work programs. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the Company’s annual information form in respect of the year ended December 31, 2023 and other filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.